Exhibit 1.6
FOR IMMEDIATE RELEASE
China.com Inc. Appoints General Manager of Multimedia
Hong Kong, July 8, 2005 – China.com Inc. (“China.com”; Stock Code: 8006), a leading Mobile Value Added Services (MVAS), Internet portal services and online game services company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced it has added strength to its management team by the appointment of Ms. Chen Xiaowei as General Manager of Multimedia.
Ms. Chen possesses extensive media experience. Before joining China.com, she was a media industry consultant with McKinsey’s New York office. Prior to that, Ms. Chen worked for CCTV for over five years and had anchored and hosted the popular weekly program Sunday Topics. She had interviewed international political and business leaders such as Bill Clinton, Jimmy Carter, Ted Turner, and Jerry Yang.
Ms. Chen received a Doctoral Degree in Molecular Genetics and Biochemistry from the University of Pittsburgh. She then did postdoctoral work at the University of California, San Francisco. She possesses a Bachelor Degree from the University of Science and Technology of China.
“We are pleased with the addition of an executive of Ms. Chen’s caliber to our ranks,” said Dr. Raymond Ch’ien, Chairman of China.com Inc. “We believe Ms. Chen’s extensive knowledge and skill will help enhance China.com’s strategic development capabilities in China and help drive business initiatives at the China.com portal to success.”
Rudy Chan, CEO of China.com Inc said, “New media platforms in China are evolving rapidly and even converging. Our aim with Ms. Chen’s appointment is to strengthen our market position in the MVAS and portal sectors, and expand our distribution channels and product offerings through partnerships in different media segments. “
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About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and Internet media. The company has approximately 1,800 employees with operations in 14 countries. For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About China.com Inc
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.
Safe Harbor Statement
There is no assurance that the current growth of China.com Inc.’s business can be maintained or that identified synergies will be achieved. The statements in this news release, other than historical financial information, may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results.

For further information, please contact:
CDC Corporation
Media Relations	Investor Relations

Anne Yu	Craig Celek
Vice President, Corporate Planning	Vice President, Investor Relations
Tel : (852) 2237 7020	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (646) 827 2421
e-mail: media@cdccorporation.net	e-mail: craig.celek@cdccorporation.net

China.com Inc.
Agnes Li
Corporate Communications Manager
Tel: (852) 2237 7181
Fax: (852) 2571 0410
Email: agnes.li@hk.china.com